SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               SCHEDULE 14D-1
                              Amendment No. 4
                           Tender Offer Statement
    Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

                                    and

                                SCHEDULE 13D
                              Amendment No. 4
                 Under the Securities Exchange Act of 1934
                              ---------------

                         Varsity Spirit Corporation
                         (Name of Subject Company)

                            Riddell Sports Inc.
                          Cheer Acquisition Corp.
                                 (Bidders)
                              ---------------

                   Common Stock, par value $.01 per share
                       (Title of Class of Securities)
                              ---------------

                                922294 10 3
                   (CUSIP Number of Class of Securities)
                              ---------------

                             Lisa Marroni, Esq.
                              General Counsel
                            Riddell Sports Inc.
                              900 Third Avenue
                          New York, New York 10022
                               (212) 826-4300


                                  Copy to:
                           Sheldon S. Adler, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-3000
        (Name, Address and Telephone Number of Person authorized to
          Receive Notices and Communications on Behalf of Bidder)



CUSIP No. 922294 10 3
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1       NAME OF REPORTING PERSON:
        CHEER ACQUISITION CORP.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)|_|
                                                                 (b)|_|
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3       SEC USE ONLY
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4       SOURCE OF FUNDS:  OO
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEDURE IS REQUIRED     |_|
        PURSUANT TO ITEMS 2(e) OR 2(f)
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6       CITIZENSHIP OR PLACE OF ORGANIZATION:   STATE OF TENNESSEE
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7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,511,415
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8       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES     |_|
        CERTAIN SHARES
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9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7
         98.6%
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10      TYPE OF REPORTING PERSON:  CO
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CUSIP No. 922294 10 3
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1       NAME OF REPORTING PERSON:
        RIDDELL SPORTS INC.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
        22-2890400
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)|_|
                                                                 (b)|_|
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3       SEC USE ONLY
---------------------------------------------------------------------------

4       SOURCE OF FUNDS:  OO
---------------------------------------------------------------------------

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEDURE IS REQUIRED       |_|
        PURSUANT TO ITEMS 2(e) OR 2(f)
---------------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION:   STATE OF TENNESSEE
---------------------------------------------------------------------------

7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,511,415
---------------------------------------------------------------------------

8       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES      |_|
        CERTAIN SHARES
---------------------------------------------------------------------------

9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7
         98.6%
---------------------------------------------------------------------------

10      TYPE OF REPORTING PERSON:  CO
---------------------------------------------------------------------------




               Riddell Sports Inc., a Delaware corporation ("Parent"), and Cheer Acquisition Corp., a wholly owned subsidiary of Parent and a Tennessee corporation (the "Purchaser"), hereby amend and supplement (i) their Tender Offer Statement on Schedule 14D-1 ("Schedule 14D-1"), filed with the Securities and Exchange Commission (the "Commission") on May 12, 1997 with respect to the Purchaser's offer to purchase all outstanding shares of common stock, par value $.01 per share (the "Shares"), of Varsity Spirit Corporation, a Tennessee corporation (the "Company"), at a price of $18.90 per Share, net to the seller in cash, without interest thereon and
(ii) their Statement on Schedule 13D filed with the Commission on May 12,
1997.

               Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning ascribed to such term in the Schedule 14D-1 or in the Offer to Purchase referred to therein.

Item 10.  Additional Information.

               The information set forth in Item 10(f) of the Schedule 14D-1 is hereby amended and supplemented by the following information:

               On Thursday, June 19, 1997, Parent issued a press release, a copy of which is attached hereto as Exhibit (a)(10) and is incorporated herein by reference, relating to the completion of the Offer by Purchaser. Parent and Purchaser announced their acceptance for purchase of all Shares validly tendered and not withdrawn under the Offer, including those Shares tendered by means of Notice of Guaranteed Delivery. A total of approximately 4,511,415 Shares (including 500 Shares which were subject to guarantees of delivery) were tendered pursuant to the Offer, which expired at 11:00 a.m., New York City time, on Thursday, June 19, 1997. The Shares tendered represent approximately 98.6% of the Company's outstanding Shares.

Item 11.  Material to be Filed as Exhibits.

(a)(10) Press Release, dated June 19, 1997, issued by Riddell Sports Inc.



                                 SIGNATURE

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  June 19, 1997                   CHEER ACQUISITION CORP.


                                       By: /s/ David Groelinger
                                       Name:  David Groelinger
                                       Title: Vice President



                                 SIGNATURE

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  June 19, 1997                   RIDDELL SPORTS INC.


                                       By: /s/ David Groelinger
                                       Name:  David Groelinger
                                       Title: Chief Financial Officer


                             INDEX TO EXHIBITS


Exhibit                                                         Sequentially
No.:       Description:                                         Numbered Page:

(a)(10)   Press Release, dated June 19, 1997, issued by
          Riddell Sports Inc.